14041244

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/13 (MM/DD/YY) AND ENDING 05/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 E. St. Louis Street, Suite 200
(No. and Street)

Springfield	MO	65806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony M. Giordano 303-837-3562 x20634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

2301 Village Drive	St. Joseph	MO	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/8/14
KW
8/4/2014

OATH OR AFFIRMATION

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Corporate Finance, L.L.C., as of May, 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGEMENT:
STATE OF Colorado
COUNTY OF Jefferson
The foregoing instrument was acknowledged before me this 25th day of June, 2014 by Anthony Giordano
My commission expires: 9/22/16
Notary Public:

JESSE ZATARAIN
Notary Public
State of Colorado
Notary ID 20044032661
My Commission Expires Sep 22, 2016

JESSE ZATARAIN
Notary Public
State of Colorado
Notary ID 20044032661
My Commission Expires Sep 22, 2016

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
BKD Corporate Finance, L.L.C.
Springfield, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2014, which were agreed to by BKD Corporate Finance, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating BKD Corporate Finance, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BKD Corporate Finance, L.L.C. management is responsible for BKD Corporate Finance, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including bank statements, general ledger journals, and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2014, noting no differences;

3. Reviewed Form SIPC-7 with supporting schedules for any adjustments, and found none; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $2,414,784 and $6,037, respectively of the Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not; conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
July 11, 2014

BKD Corporate Finance, L.L.C.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended May 31, 2014

Total Revenue	$	2,414,784
General Assessment @ .0025	$	6,037

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
12/23/2013	No agent identified	$ -	$ 1,428
6/25/2014	No agent identified	-	4,609
		$ -	$ 6,037

BKD CORPORATE FINANCE, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
May 31, 2014

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
BKD Corporate Finance, L.L.C.
Springfield, Missouri

Report on the Financial Statements

We have audited the accompanying financial statements of BKD Corporate Finance, L.L.C. (the Company), which comprise the statement of financial condition as of May 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Corporate Finance, L.L.C. as of May 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, as defined in the table of contents, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

St. Joseph, Missouri
July 11, 2014

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2014

ASSETS

Cash and cash equivalents	$ 942,431
Investments	11,370
Accounts receivable and unbilled fees, less valuation allowance of $1,375,416	58,742
TOTAL ASSETS	$ 1,012,543

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 290,858
Member's equity	721,685
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,012,543

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2014

REVENUE	
Commissions and fees	$2,412,810
Interest	42
Investment Income	1,932
Total revenue	$2,414,784
EXPENSES	
Employee compensation and benefits	1,151,552
Occupancy and equipment costs	123,815
Legal and professional	519,936
Bad debts	58,000
Advertising and promotion	47,838
Publications	36,745
Travel	50,722
Insurance	21,502
Other	131,085
Total expenses	2,141,195
NET INCOME	$ 273,589

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2014

BALANCE, BEGINNING OF YEAR	$ 216,465
Net income	273,589
Contributions	1,731,631
Distributions	(1,500,000)
BALANCE, END OF YEAR	$ 721,685

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 273,589	
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses paid by sole member	1,731,631	
Investment income	(1,932)	
Effects of changes in operating assets and liabilities:		
Accounts receivable	(39,149)	
Accrued expenses	40,966	
Net cash provided by operating activities		$ 2,005,105
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(1,500,000)	
Net cash used in financing activities		(1,500,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		505,105
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		437,326
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 942,431

NONCASH TRANSACTION

During the fiscal year ended May 31, 2014, the Company recorded $1,731,631 of noncash contributions from its sole member for expenses paid by the sole member on the Company's behalf.

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BKD Corporate Finance, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS

Investments are stated at fair value based on quoted market prices. They are classified within level 1 of the fair value hierarchy established by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820. The original cost basis of the investments is $3,300.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectibility of unbilled fees is not certain.

REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction is recognized upon closing of the transactions and billing of the fees.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns. Those returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2010.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled monthly between the member and the Company. During the fiscal year ending May 31, 2014, the Company recorded $1,731,631 of noncash contributions from its sole member for expenses paid by the sole member on the Company's behalf.

The Company paid the member for facilities and overhead totaling $162,750 for the year ended May 31, 2014. In addition, the Company receives accounting and administrative services from the member. Fees for these services totaled $72,428 for the year ended May 31, 2014.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned net of engagement expenses on each client. Total referral fees paid to the member was $472,767 for the year ended May 31, 2014 and is included in legal and professional fees.

NOTE 3 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, L.L.P. (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2014, the Company recognized $32,388 of expense in connection with this plan.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2014, the Company had net capital of $633,024 which is in excess of the $19,391 requirement under Rule 15c3-1, and a net capital ratio of 0.46 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2014.

NOTE 5 - CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. Total cash held by the bank in excess of FDIC limits was $920,426 as of May 31, 2014.

The Company receives a commission for the majority of its sales. Of the Company's revenue for the year ended May 31, 2014, 52% was received from three customers. Approximately 64% of the Company's accounts receivable is owed from two customers at May 31, 2014.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated subsequent events through July 11, 2014, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2014, but prior to July 11, 2014 that provide additional evidence about conditions that existed at May 31, 2014, have been recognized in the financial statements for the year ended May 31, 2014. On June 30, 2014, the Company distributed $300,000 to its sole member.

SUPPLEMENTARY INFORMATION

BKD CORPORATE FINANCE, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2014

TOTAL MEMBER'S EQUITY		$ 721,685
Nonallowable assets		
Investments	$ 11,370	
Accounts receivable	58,742	
Total nonallowable assets		70,112
Other deductions		
Haircuts on securities		18,549
NET CAPITAL		$633,024

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2014)

There were no material differences between member's equity and net capital as reported in the Company's Focus Report Part IIA, and the amount calculated above.

BKD CORPORATE FINANCE, L.L.C.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended May 31, 2014

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 290,858
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 19,391
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 19,391
Excess net capital	$ 613,633
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 603,938
Ratio of aggregate indebtedness to net capital	0.46 to 1

BKD CORPORATE FINANCE, L.L.C.
STATEMENT REGARDING EXEMPTION FROM RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2014

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i), since there were no security transactions during the fiscal year 2014.

OTHER INFORMATION

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
BKD Corporate Finance, L.L.C.
Springfield, Missouri

In planning and performing our audit of the financial statements of BKD Corporate Finance, L.L.C. (the Company) as of and for the year ended May 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives states in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that the material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at May 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
July 11, 2014